Filed by Denbury Resources Inc. (Commission File No. 001-12935) VOTE THE ENCLOSED PROXY CARD TODAY Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Penn Virginia Corporation Commission File No. for Registration Statement on Form S-4 filed by Denbury Resources Inc.: 333-228935 The below letter was mailed to stockholders of Denbury Resources Inc. on or about March 4, 2019. DENBURY’S ACQUISITION OF PENN VIRGINIA CREATES A UNIQUE, RESILIENT PLATFORM TO DRIVE GROWTH AND VALUE YOUR VOTE FOR THE TRANSACTION WILL HELP SUPPORT SIGNIFICANT FUTURE VALUE CREATION POTENTIAL Fellow Denbury Stockholder: On April 17, 2019, Denbury stockholders will have the opportunity to approve the issuance of Denbury stock in connection with the proposed acquisition of Penn Virginia Corporation. The cash and stock transaction will combine our complementary platforms to create a company with sustainable growth prospects, improved profitability and cash flow, and an enhanced ability to deliver value to the stockholders of both Denbury and Penn Virginia. Under the terms of the transaction, Denbury will issue 12.4 shares of Denbury common stock and $25.86 in cash for each share of Penn Virginia common stock, or an aggregate issuance of approximately 191.7 million Denbury shares and payment of $400 million in cash. Upon closing of the transaction, Denbury stockholders will own approximately 71% of the combined company, and Penn Virginia shareholders will own approximately 29%. The Denbury Board of Directors has unanimously approved the transaction and recommends that Denbury stockholders vote FOR the approval of the stock issuance. Your vote is important and we urge you to vote FOR the transaction on the enclosed proxy card today. CREATING A COMPANY WITH GREATER SCALE, FINANCIAL STRENGTH AND OPERATIONAL FLEXIBILITY The Denbury Board and management team are confident the acquisition of Penn Virginia is the right combination with the right partner. Together, we will form a resilient company with a sustainable operating model, additional scale, improved financial flexibility and the ability to deliver compelling long-term value for stockholders. By adding Penn Virginia’s assets in the attractive Eagle Ford basin, we are building a platform that is ripe to benefit from our enhanced oil recovery expertise and access to our leading CO2 resource and capabilities. Combining those assets with Denbury’s highly resilient set of long-lived, low- decline assets will allow us to achieve a lower cost of capital, enhanced liquidity position and strong cash flow.

VOTE THE ENCLOSED PROXY CARD TODAY BETTER POSITIONED TO WEATHER CYCLICAL MARKET CONDITIONS This acquisition further strengthens our ability to navigate the evolving market with greater financial flexibility while simultaneously improving our long-term growth prospects and the ability to deliver value to both Denbury and Penn Virginia stockholders. Under an assumed oil price environment of $55 to $60 per barrel, the combined company is well positioned to deliver results, including:  5% to 10% compound annual production growth through 2021, prior to considering incremental Eagle Ford enhanced oil recovery upside  Average daily production of 94 to 102 MBOE per day by 2021  Operating cash flow of $750 million to $950 million by 2021 – well in excess of planned capital expenditures  Debt to EBITDAX ratio of approximately 2.5x or lower by 2021 VOTE TODAY TO SUPPORT THIS IMPORTANT MILESTONE TO VALUE CREATION All Denbury stockholders of record as of the close of business on February 19, 2019 will be entitled to vote at a special meeting of stockholders either in person or by proxy. The Denbury special meeting will be held on Wednesday, April 17, 2019 at 10:00 a.m. Central Time at the offices of Denbury located at 5320 Legacy Drive, Plano, Texas 75024. Every vote is important, and no matter how many shares you own, we urge you to sign and return the enclosed proxy card and vote FOR all the proposals related to the acquisition. You may also vote by phone or internet by following the instructions on the enclosed proxy card. We hope you share our excitement for this transformational next chapter in Denbury’s history. If you have questions about how to vote your shares, please contact MacKenzie Partners, our proxy solicitor at (800) 322-2885 (toll-free) or (212) 929-5500 or by email at Denbury@mackenziepartners.com. Thank you for your continued investment in and support of Denbury. Sincerely, John P. Dielwart Chris Kendall Chairman President and Chief Executive Officer 2

VOTE THE ENCLOSED PROXY CARD TODAY NO OFFER OR SOLICITATION This communication relates to the proposed business combination transaction (the “Transaction”) between Denbury and Penn Virginia. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended (the “Securities Act”). ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed Transaction, Denbury filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-228935) that was originally filed on December 21, 2018 and amended on January 16, 2019, which includes a joint proxy statement of Denbury and Penn Virginia and a prospectus of Denbury. The registration statement became effective as of the close of business on February 4, 2019. Denbury and Penn Virginia may also file other documents with the SEC regarding the Transaction. The Transaction will be submitted to Denbury’s stockholders and Penn Virginia’s shareholders for their consideration. A definitive joint proxy statement/prospectus was sent to the stockholders of Denbury and Penn Virginia on or about March 4, 2019. This document is not a substitute for the registration statement and joint proxy statement/prospectus filed with the SEC or any other documents that Denbury or Penn Virginia may file with the SEC or send to stockholders of Denbury or shareholders of Penn Virginia in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF DENBURY AND PENN VIRGINIA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Denbury or Penn Virginia through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Denbury will be made available free of charge on Denbury’s website at www.denbury.com or by directing a request to John Mayer, Director of Investor Relations, Denbury Resources Inc., 5320 Legacy Drive, Plano, Texas 75024, Tel. No. (972) 673-2000. Copies of documents filed with the SEC by Penn Virginia will be made available free of charge on Penn Virginia’s website at www.pennvirginia.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Penn Virginia Corporation, 16285 Park Ten Place, Houston, Texas 77084, Suite 500, Tel. No. (713) 722-6500. PARTICIPANTS IN SOLICITATION Denbury, Penn Virginia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction. Information regarding Denbury’s directors and executive officers is contained in the proxy statement for Denbury’s 2018 Annual Meeting of Stockholders filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing Denbury’s website at www.denbury.com. Information regarding Penn Virginia’s executive officers and directors is contained in the proxy statement for Penn Virginia’s 2018 Annual Meeting of Stockholders filed with the SEC on March 28, 2018, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing Penn Virginia’s website at www.pennvirginia.com. 3

VOTE THE ENCLOSED PROXY CARD TODAY Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction. You may obtain free copies of this document as described above. FORWARD LOOKING STATEMENTS The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Denbury or Penn Virginia expects, believes or anticipates will or may occur in the future are forward- looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Denbury may not approve the issuance of new shares of common stock in the Transaction or the amendment of Denbury’s charter or that shareholders of Penn Virginia may not approve the merger, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Denbury’s common stock or Penn Virginia’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Denbury and Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities from ongoing business operations or cause them to incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Denbury’s or Penn Virginia’s control, including those detailed in Denbury’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at www.denbury.com and on the SEC’s website at www.sec.gov, and those detailed in Penn Virginia’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Penn Virginia’s website at www.pennvirginia.com and on the SEC’s website at www.sec.gov. All forward-looking statements are based on assumptions that Denbury or Penn Virginia believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Denbury and Penn Virginia undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. 4